02047041

8/31/02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August, 2002.

TECK COMINCO LIMITED
Suite 600 - 200 Burrard Street
Vancouver, British Columbia
V6C 3L9
Canada

teckcominco

EXTERNAL NEWS RELEASE
02-11-TC

For Immediate Release: August 29, 2002

BULLMOOSE COAL MINE TO REDUCE WORKFORCE

Tumbler Ridge, B.C. -- Bullmoose Operating Corporation announced today that manpower requirements have been reduced as mining of its coal deposit nears completion. The immediate result is a permanent layoff of 43 employees, reducing the workforce to 222 people, effective October 25, 2002.

The deposit will be mined out by the spring of 2003 and the operation permanently closed. Efforts are being made to assist employees in their transition to other employment.

The Bullmoose mine, located in northeastern British Columbia, has operated continuously since production began in 1983 and has shipped over 32 million tonnes of metallurgical coal to overseas steel producers.

Teck Cominco Limited, which operates the open-pit metallurgical mine, owns 61%, BHP-Billiton 29% and Nissho-Iwai (Canada) Ltd. 10%.

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Contact: John McManus
Mine Manager
Bullmoose Operating Corporation
(250) 242-6302

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TECK COMINCO LIMITED

Date: September 3, 2002

by: Karen L. Dunfee

Karen L. Dunfee
Corporate Secretary